VOYA LETTERHEAD

LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

BY EDGARLINK

April 23, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention: Filing Desk

Re:	Voya Retirement Insurance and Annuity Company Registration Statement on Form S-3 Prospectus Title: Guaranteed Accumulation Account File No.: 333-230711

Ladies and Gentlemen:

Voya Retirement Insurance and Annuity Company, as Registrant, and Voya Financial Partners, LLC, as Underwriter, hereby request acceleration of the above Registration Statement to April 30, 2019 in accordance with Rule 461 of the Securities Act of 1933.

If you have any questions, please call the undersigned at (860) 580-1631.

Very truly yours,

/s/ Peter M. Scavongelli

Peter M. Scavongelli

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